Exhibit 99.10

PRESS RELEASE

France: Approved Wage Agreement for 2024
TotalEnergies shares the value with its employees through a
global envelope of 5% and a bonus of at least € 2,000

Paris, December 14, 2023 – TotalEnergies has signed with the CFE-CGC, CFDT and CAT trade unions a majority-approved (71%) wage agreement for 2024 applicable to employees covered by the Common Corpus of Employee Relations Agreements (SSC) i.e., around 14,000 employees in France.

In particular, the agreement calls for:

▪	A 5% salary increase for 2024 (of which 2% already implemented since July 2023).

▪	A Value Sharing Bonus (PPV) equivalent to 75% of one month's salary. This bonus, floored at €2,000 and capped at €4,000, will be paid before the end of 2023.

"With this agreement, TotalEnergies is ensuring that the Company's excellent results are shared with its employees. These new salary measures follow the collective agreement, signed last month in France, on supporting our employees in their own energy transition through an envelope of € 2,000 gross per employee, dedicated to their mobility or housing." said Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies.

TotalEnergies recommended that each affiliate in the world in which TotalEnergies’ stake is greater than 50% enters into a dialogue with its employees and their representative organizations in order to offer their employees a bonus equivalent to 75% of one month's salary.

***

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).